EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended September 30, 2004	Six months ended September 30, 2004
Earnings(Loss):
Loss before income taxes	$(6,198)	$(5,451)
Add:
Rent expense representative of interest(1)	740	1,453
Interest expense net of capitalized interest	1,669	3,500
Amortization of debt discount and expense	280	561
Amortization of capitalized interest	9	18

Adjusted Loss	$(3,500)	$81

Fixed Charges:
Rent expense representative of interest(1)	$740	$1,453
Interest expense net of capitalized interest	1,669	3,500
Amortization of debt discount and expense	280	561
Capitalized interest	—	—

Fixed Charges	$2,689	$5,514

Ratio of earnings to fixed charges	(2)	(2)

(1)	Calculated as one-third of rentals, which is considered representative of the interest factor.
(2)	Adjusted earnings were not sufficient to cover fixed charges, falling short by $6,189 and 5,433 for the three and six months ended September 30, 2004.